Mail Stop 4561

August 12, 2009

Mr. Jeffrey B. Van Horn
Chief Financial Officer
KKR Financial Holdings LLC
555 California Street, 50th Floor
San Francisco, CA 94104

     Re: KKR Financial Holdings LLC
               Form 10-K for the year ended December 31, 2008
               File No. 1-33437

Dear Mr. Van Horn:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Discontinued Operations, page 55

1. We note that the agreement with the Noteholders involved the transfer of $3,600 million par amount of RMBS being transferred to the Noteholders in satisfaction of $3,500 million of SLNs, representing a difference of $100 million. Please reconcile this with the $42 million charge recognized.

Corporate Loans, pages 69 to 71

2. We note your disclosure related to the Registrant's allowance for loan losses and that the ongoing global economic slowdown during 2008 was a significant factor in the determination of the allowance for loan losses at December 31, 2008. We note that the allocated component of the allowance of $320 million relates to loans by eleven issuers with an amortized cost of $715 million, reflecting a loss ratio of 45%. We note that the unallocated balance of $160 million at December 31, 2008 represents approximately 2% of the carrying value of the corporate loans.   Please clarify the factors that you considered in the determination that an unallocated reserve at this level was adequate. Your response should include how the recent trends in the economy impacted your analysis of the present value of future cash flows from loans. Please discuss any significant changes you have made to assumptions related to estimating collections on loans, the valuation of collateral and loss severity ratios.   In addition, we note that the unallocated portion of the loan allowance was $44 million as of June 30, 2009 representing a reduction of $116 million from the balance as of December 31, 2008. Please clarify the reasons for the substantial reduction in the unallocated amount.

Contractual Obligations, page 82

3. In future filings, please include interest obligations as well as loan commitments, such as those which have been disclosed on page F-40, within your table of contractual obligations.

Financial Statements

Consolidated Statements of Cash Flows, page F-9

4. We note your caption "Net additions to restricted cash and cash equivalents" within the investing activities section of the statement. Please add an accounting

policy footnote in future filings to address how you determine the appropriate classification for this caption within the consolidated statements of cash flows.

Note 2. Summary of Significant Accounting Policies

Earnings Per Share, page F-20

5. We note your disclosure indicates that as a result of the $270 million common shares rights offering, prior period weighted-average number of shares and earnings per share outstanding have been adjusted to reflect the issuance at less than fair value. Please tell us your basis in GAAP for this accounting treatment as well as clarify for us how you have accounted for the "bonus element" of the rights offering.

Note 8. Residential Mortgage Loans, pages F-28 to F-30

6. We note that you have elected the fair value option under SFAS 159 to account for your residential mortgage loans. In future filings, disclose management's reasons for electing the fair value option for these loans. Refer to paragraph 18a of SFAS 159. Additionally, provide *Schedule IV – Mortgage Loans on Real Estate* as prescribed by Rule 12-29 of Regulation S-X.

Note 11. Derivative Financial Instruments

Free-Standing Derivatives, page F-37

7. Please clarify to us how you have met the disclosure requirements of paragraphs 5 of FASB Staff Position No. FAS 133-1. Additionally in future filings, in order to improve the transparency of your disclosure, revise the description of the titles credit default swaps - long and credit default swaps - short to credit default swaps - purchased protection and credit default swaps - protection sold and revise any amounts accordingly. Also, within the two categories of credit protection sold and purchased, please separately quantify the extent to which the derivative activity was for the purpose of providing default risk protection to offset credit exposure related to your loan portfolio versus creating new credit exposure for your own trading purposes. In addition, expand the disclosure to identify the nature of the exposure under these contracts, discuss the overall strategies employed in your credit derivatives portfolio and, discuss any changes in those strategies during the periods presented. Finally, quantify the gross realized gains and losses from your credit derivative activity.

Note 18. Fair Value of Financial Instruments, pages F48 to F-51

8. Please tell us why residential mortgage loans were determined by valuation techniques considered to be level 2 in the fair value hierarchy as of December 31, 2007 whereas the valuation techniques were considered to be level 3 in the fair value hierarchy as of December 31, 2008. In your response, please specifically address if there were changes to the observability of significant inputs.

Form 10Q for the quarterly period ended June 30, 2009

Note 6. Corporate Loans and Allowance for Loan Losses, page 18

9. We note from your disclosures that corporate loans on non-accrual status increased to $704 million as of June 30, 2009 from $358 million as of December 31, 2008 and that the number of corporate loan investments that were in default increased to nine as of June 30, 2009 from three as of December 31, 2008. Please clarify how these factors were considered in the determination that the allocated component of the allowance for loan losses as of June 30, 2009 was adequate.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant